June 24, 2009

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	CommScope, Inc. (File No. 1-12929)
Form 10-K for the fiscal year ended December 31, 2008
Filed February 26, 2009
Form 10-Q for the quarter ended March 31, 2009
Filed April 28, 2009

Dear Mr. Spirgel:

This letter is being submitted in response to your letter dated June 12, 2009 (the “Comment Letter”) commenting on the Form 10-K for the year ended December 31, 2008, filed by CommScope, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on February 26, 2009, and the Form 10-Q for the quarter ended March 31, 2009, filed by the Company with the SEC on April 28, 2009.

Set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) numbered to correspond to the numbering of the comments of the Staff in the Comment Letter.

Form 10-K

Management’s Discussion and Analysis

Critical accounting policies

Impairment reviews of goodwill and indefinite-lived assets, page 32

Staff Comment No. 1

We note that goodwill accounted for 24% of total assets at December 31, 2008. We note your disclosure indicating that during 2008, you determined that an indication of potential goodwill impairment existed due to the sustained decrease in your market capitalization below book value along with the consideration of certain 2009 budgeting activities that indicated lower operating results for certain reporting units than were previously forecast. As a result of your impairment test of your reporting units as of December 31, 2008, you determined that a significant portion of your goodwill balance was not yet impaired. In light of the significant of your goodwill balance and your impairment charge, we believe you should expand your disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following additional information:

•	Except for the Enterprise segment, disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

•	Disclose the amount of the impairment charge for each reporting unit.

•

Disclose the historical revenue growth rates and operating income margin in 2008 for the reporting units included in the ACCG, Broadband and WNS segments. Explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flows projections.

•	Revise to disclose the range of revenue growth rates and operating income margins used in your cash flow projections for the reporting units included in the ACCG, Broadband and WNS segments.

•

With regard to the reporting units included in the Broadband segment, disclose the annual growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

•

In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response

Disclosures by Reporting Unit (responsive to first and second bullets)

We believe the disclosures in our 2008 Form 10-K regarding our impairment testing policy and the recoverability of the remaining goodwill balance at December 31, 2008 complied with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS No. 142) and provided meaningful information to investors while avoiding overly detailed disclosure and information that could potentially be detrimental to us from a competitive standpoint. We disclosed the information we believed would promote understanding of the critical factors involved in the impairment analysis. On page 33 of our 2008 Form 10-K, we disclosed the key assumptions used in our valuation models as well as a comparison of those assumptions to the assumptions used in the previous valuation, which was the purchase price allocation for the ACCG and WNS segments, to indicate the primary causes of the impairment. To enhance investor understanding of the sensitivity of the impairment charge to these key assumptions, we provided an analysis of the impact that changing these assumptions would have on the impairment charge. Although we do not believe we were required to disclose the number of reporting units that failed step one of the SFAS No. 142 goodwill impairment test, we elected to do so because we believe that information provided insight into the extent of the impairment within the ACCG and WNS segments. In future filings where goodwill impairment testing disclosures are included, we will expand our disclosure to include the total number of reporting units within each segment, the number of reporting units within each segment with goodwill balances and the number of reporting units in each segment that recorded an impairment charge, if any.

Relationship between Historical Rates and Assumptions (responsive to third bullet)

Historical growth rates served as only one input to the projected future growth rates used in the year-end goodwill impairment analysis. These historical growth rates were adjusted based on input from segment management regarding anticipated levels of 2009 customer spending and other factors, such as the gain or loss of a customer or major project. We do not believe that disclosure of revenue growth rates and operating income margins for reporting units is currently required under generally accepted accounting principles (GAAP), however, in future filings where goodwill impairment testing disclosures are included, we will consider, to the extent we believe it would be material to investor understanding, expanding our disclosure regarding the relationship between historical and projected growth rates.

Assumptions by Reporting Unit (responsive to fourth bullet)

We believe the disclosure on page 33 of our 2008 Form 10-K of the key assumptions used in our valuation models as well as a comparison of those assumptions to the assumptions used in the most recent prior analysis provided adequate information regarding the factors that led to the impairment and that disclosing these assumptions by reporting unit would result in overly detailed information that is not material to investors and could be detrimental to us from a competitive standpoint. We do not believe that providing revenue growth and operating margin projections by reporting unit is required under current GAAP requirements. However, in future filings where goodwill impairment testing disclosures are included, we will consider disclosing, to the extent we believe it would be material to investor understanding, the assumptions used in our analysis by segment.

Broadband Annual Growth Rate (responsive to fifth bullet)

When performing step one of the SFAS No. 142 goodwill impairment test, the estimated fair value of the Broadband segment (which we consider to be a single reporting unit) exceeded its carrying value by a significant margin, even assuming zero revenue growth. If there is significant deterioration in Broadband segment revenue in the future, we will consider disclosing, to the extent we believe it would be material to investor understanding, the estimated annual growth rate or other critical assumptions that could result in an impairment charge.

Projected Economic Recovery (responsive to sixth bullet)

When developing the assumptions used in our year-end valuation models, we considered the current economic environment and its potential impact on our customers’ spending plans and projected that annual revenue growth would be lower than that assumed in the prior valuations, as is disclosed on page 33 of our 2008 Form 10-K. For all reporting units, we assumed this lower growth rate would persist for at least two years. In future filings where goodwill impairment testing disclosures are included, we will expand our discussion of the impact of the current economic environment on our key assumptions.

Staff Comment No. 2

Please tell us your consideration in using other valuation approaches, such as the market approach, to support your determination of the fair value of the reporting units.

Response

As disclosed in our Critical Accounting Policies and Estimates, we utilized a discounted cash flow model to estimate the fair value of our reporting units. We considered whether a market approach could be used as an input to the estimation and concluded that it would not add to the reliability of the estimate.

We believe that the use of a market approach is only appropriate where multiples are available for publicly traded companies that are similar in key respects (e.g., products sold, nature of operations, geographic presence and size of entity). While we compete with many publicly traded companies, we do not believe that there are companies that are sufficiently comparable to our reporting units so as to be credible inputs to a market approach.

In conjunction with the acquisition of Andrew Corporation in December 2007, we engaged a valuation firm to assist us with the allocation of the purchase price, including the identification and valuation of intangible assets. They elected to utilize a discounted cash flow method to estimate the fair value of the reporting units and support the reconciliation of the fair value of the business acquired to the purchase price.

Currently, we believe that a discounted cash flow approach is the most reliable technique for estimating the fair value of our reporting units.

As part of our year-end goodwill impairment analysis, we compared the enterprise value of the Company to the sum of the estimated fair values of the reporting units. This served to validate the reasonableness of the estimated fair values of the reporting units that were used in the analysis.

Staff Comment No. 3

In light of the significant goodwill impairment charge reflected in the final quarter of fiscal year 2008, you should expand your MD&A to discuss for each affected reporting unit your expectations regarding your future operating results and liquidity as a result of taking an impairment charge. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the primary drivers in your assumptions that resulted in the goodwill impairment charge. For instance, did you significantly reduce projected future revenues or net cash flows or increase the discount rates? In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections.

Response

While the impairment charge we recorded in 2008 was material, we believe its impact on liquidity and future performance was not significant. The impairment charge did not jeopardize our ability to comply with the financial covenants in our senior secured debt agreement, which are discussed on pages 74 and 75 of our 2008 Form 10-K. The effect of the impairment charges on 2008 operating results was specifically addressed on pages 37 and 39 of our 2008 Form 10-K for the ACCG and WNS segments, respectively. Operating performance was expected to benefit from lower amortization expense resulting from the impairment of intangible assets, which was disclosed in Footnote 4 on page 70 of our 2008 Form 10-K . The future impact to each segment’s performance was considered to be minimal. Additionally, we disclosed on page 33 of our 2008 Form 10-K the possibility of future impairments due to uncertain market conditions. In our first quarter 2009 Form 10-Q, we disclosed on page 17 that amortization of intangible assets declined $3.7 million from first quarter 2008 to first quarter 2009 as a result of the impairment charge recorded in the fourth quarter of 2008. We will consider disclosing this impact on comparative segment operating results in future filings, to the extent we believe it would be material to investor understanding

We disclosed on page 33 of our 2008 Form 10-K the key assumptions used in our goodwill impairment test and a comparison of those assumptions to the assumptions used in the previous valuation, which was the initial purchase price allocation for the ACCG and WNS segments. We believe this disclosure adequately provides investors with the information regarding the primary changes that resulted in the goodwill impairment charge.

Form 10-Q for the quarter ended March 31, 2009

Staff Comment No. 4

Refer to your tabular segment disclosures on page 14 of your March 31, 2009 10-Q which reflect material deterioration in your segment operating results when compared with the operating results of the fourth quarter and the first quarter of 2008. Tell us whether the growth rates assumptions used in the most recent annual impairment test are consistent with the 1st quarter operating results. Further, addressing the factors in paragraph 28 of SFAS 142 tell us how you concluded that you were not required to perform interim goodwill impairment test under the SFS 142 as of March 31, 2009.

Response

In conjunction with the reporting cycle for the first quarter of 2009, we considered whether it was necessary to perform an interim goodwill impairment test in accordance with the provisions of SFAS No. 142. We believe that our analysis was appropriate and considered, among other factors, those specified below from paragraph 28 of SFAS No. 142.

28. Goodwill of a reporting unit shall be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Examples of such events or circumstances include:

a.	A significant adverse change in legal factors or in the business climate

b.	An adverse action or assessment by a regulator

c.	Unanticipated competition

d.	A loss of key personnel

e.	A more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of

f.	The testing for recoverability under Statement 144 of a significant asset group within a reporting unit

g.	Recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

In addition, paragraph 39 requires that goodwill be tested for impairment after a portion of goodwill has been allocated to a business to be disposed of.

During the first quarter of 2009 and through the completion of the analysis of whether there was indication of a potential goodwill impairment, which was shortly before the filing of the Form 10-Q, we do not believe that any of these events or circumstances was present.

The projections that were used in the year-end evaluation had anticipated further weakening of market conditions during 2009. As of the end of the first quarter, reporting units with goodwill balances were expected to meet the projections for the balance of 2009 as were used in the year-end analysis. We gained further confidence in this analysis as we expected improvement in operating performance that resulted from the suspension of bonus plans (as disclosed in a Form 8-K filed on April 15 and in our first quarter Form 10-Q). Reductions in the levels of inventory and accounts receivable in all segments served to further reduce the likelihood that any reporting unit would fail step one of the goodwill impairment test if it had been deemed necessary to perform one.

We also considered our enterprise value during the period of time that we were evaluating for potential impairment of our goodwill balance. This reflected a significant improvement from the period of the year-end evaluation as a result of the improvement in our stock price and in the fair value of our outstanding debt, lending further support to the view that the fair value of our reporting units had not deteriorated meaningfully since the year-end evaluation.

In future filings, to the extent that the performance of one or more of our reporting units or market conditions in general suggest that there is reasonable possibility of an impairment charge, either at or prior to the next annual evaluation date, we will re-assess the adequacy of our disclosure regarding the various factors that could contribute to such an impairment charge.

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in its filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (828) 324-2200 or via fax at (828) 323-4849 if you have any questions or require additional information.

Sincerely,

/s/ Jearld L. Leonhardt
Jearld L. Leonhardt
Executive Vice President and Chief Financial Officer